PROSPECTUS SUPPLEMENT	Filed Pursuant to Rule 424(b)(5)
(To Prospectus Supplement dated February 6, 2018	Registration No. 333-206789
and Prospectus dated September 25, 2015)

Celsion Corporation
Up to $10,000,000
Common Stock

This Prospectus Supplement amends and supplements the information in our prospectus, dated September 25, 2015 (File No. 333-206789) (the “Prospectus”), as supplemented by our Prospectus Supplement, dated February 6, 2018 (the “Original Prospectus Supplement”). This Prospectus Supplement should be read in conjunction with the Prospectus and the Original Prospectus Supplement, and is qualified by reference thereto, except to the extent that the information herein amends or supersedes the information contained in the Prospectus or the Original Prospectus Supplement. This Prospectus Supplement is not complete without, and may only be delivered or utilized in connection with, the Prospectus and the Original Prospectus Supplement, and any future amendments or supplements thereto.

We filed the Original Prospectus Supplement on February 6, 2018 to register the offer and sale of shares of our common stock from time to time pursuant to the terms of a Controlled Equity OfferingSM sales agreement (the “Sales Agreement”) with Cantor Fitzgerald & Co. (“Cantor Fitzgerald & Co.”). In accordance with the terms of the Sales Agreement, we may offer and sell shares of our common stock having an aggregate offering price of up to $25,000,000 from time to time through Cantor Fitzgerald & Co., acting as agent.

On March 27, 2018, the date we filed our Annual Report on Form 10-K for the fiscal year ended December 31, 2017, our Prospectus became subject to the offering limits in General Instruction I.B.6 of Form S-3. At that time, based on the highest closing sale price of our common stock on The NASDAQ Global Market within the prior 60 days and the number of shares of our outstanding common stock held by non-affiliates, we were eligible under General Instruction I.B.6 to offer and sell up to at least $11.1 million of shares of our common stock pursuant to this Prospectus Supplement.

We are filing this Prospectus Supplement to amend the Original Prospectus Supplement to update the amount of shares we are eligible to sell under General Instruction I.B.6. As a result of these limitations and the current public float of our common stock, and in accordance with the terms of the Sales Agreement, we may offer and sell additional shares of our common stock having an aggregate offering price of up to $10,000,000 from time to time through Cantor Fitzgerald & Co. If our public float increases such that we may sell additional amounts under the Sales Agreement and the registration statement and Prospectus of which this Prospectus Supplement and the Original Prospectus Supplement are a part, we will file another prospectus supplement prior to making additional sales.

Our common stock is listed on The NASDAQ Global Market under the symbol “CLSN.” The last reported sale price of our common stock on The NASDAQ Global Market on May 17, 2018 was $2.75 per share. The aggregate market value of our common stock held by non-affiliates pursuant to General Instruction I.B.6 of Form S-3 is $48,543,861, which was calculated based on 17,652,313 shares of our common stock outstanding held by non-affiliates and a price of $2.75 per share, the closing price of our common stock on May 17, 2018. Prior to this offering, we have sold securities with an aggregate market value of $5,040,450 pursuant to General Instruction I.B.6 of Form S-3 during the prior 12 calendar month period that ends on, and includes, the date of this prospectus supplement.

Investing in our securities involves significant risks. You should review carefully the “Risk Factors” beginning on page S-10 of the Original Prospectus Supplement and under similar headings in the other documents that are incorporated by reference into this Prospectus Supplement before investing in our securities.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the adequacy or accuracy of this Prospectus Supplement, the Prospectus or the Original Prospectus Supplement. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is May 17, 2018

LEGAL MATTERS

The validity of the securities offered by this prospectus will be passed upon for Celsion Corporation by Sidley Austin LLP, Palo Alto, California. Cantor Fitzgerald & Co. is being represented in connection with this offering by Cooley LLP, New York, New York.

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